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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              --------------

                                SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                              --------------

                            Talley Industries, Inc.

                           (Name of Subject Company)

                            Talley Industries, Inc.

                     (Name of Person(s) Filing Statement)


                    Common Stock, par value $1.00 per share
          (Including the associated Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                   87468710
                     (CUSIP Number of Class of Securities)

        Series A Convertible Preferred Stock, par value $1.00 per share
                        (Title and Class of Securities)

                                   87468720
                     (CUSIP Number of Class of Securities)

  Series B $1.00 Cumulative Convertible Preferred Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   87468730
                     (CUSIP Number of Class of Securities)


                             Mark S. Dickerson
                              Vice President,
                       General Counsel and Secretary
                          Talley Industries, Inc.
                          2702 North 44th Street
                                Suite 100A
                          Phoenix, Arizona 85008
                              (602) 957-7711
         (Name, Address and Telephone Number of Person Authorized
  to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


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                                Copies to:
                             William L. Rosoff
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                              (212) 450-4000


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               This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended, originally filed on October 2, 1997 by Talley Industries, Inc., a Delaware corporation (the "Company"), relating to a tender offer commenced by Score Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Carpenter Technology Corporation, on October 2, 1997.

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-9.

               The items of the Schedule 14D-9 set forth below are hereby amended by adding the following:

Item 8. Additional Information to be Furnished.

             (d) Stockholder Litigation. The Company and certain of its directors have been named as defendants in a purported class action filed on September 26, 1997 on behalf of the stockholders of the Company in the Chancery Court of Delaware. This action is entitled: Jewish Center of Hyde Park v. Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson, and the Company (C.A. No. 15961) (the "Stockholder Action"). The complaint in the Stockholder Action alleges breach of fiduciary duty on the part of the Board of Directors arising out of execution of the Merger Agreement and seeks declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. A copy of the Stockholder Action is filed as Exhibit H hereto and incorporated herein by reference, and the foregoing summary of the Stockholder Action is qualified in its entirety by reference thereto.


Item 9. Material to be Filed as Exhibits.

             (h) Complaint filed by Jewish Center of Hyde Park against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson, and the Company (dated September 26, 1997, Court of Chancery of the State of Delaware in and for New Castle County).




                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       Talley Industries, Inc.


                       By:  /s/ Mark S. Dickerson
                       --------------------------------------
                       Name:Mark S. Dickerson
                       Title:Vice President and Secretary

                       Date:October 6, 1997






                                                                  ATTACHMENT A

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


JEWISH CENTER OF HYDE PARK,                     CIVIL ACTION NO. 15961-NC

                                 Plaintiff      SUMMONS PURSUANT
                                                TO 10 DEL C.  Sec. 3114
                                                ---------------------------
VS.

JACK S. CRIM, JOHN D. MCNAUGHTON, ALEX
STAMATAKIS, DONALD J. ULRICH, PAUL L.
FOSTER, JOSEPH A. ORLANDO, FRED ISRAEL,
JOHN W. STODDER, DAVID VICTOR, NEIL W.
BENSON, and TALLEY INDUSTRIES, INC.,

                                Defendants


TO THE SPECIAL PROCESS SERVER
YOU ARE COMMANDED:

               To Summon the above named individual defendants by service pursuant to 10 Del. C. Sec. 3114 upon Talley Industries, Inc., a Delaware corporation, by serving its registered agent The Corporation Trust Company, which is designated for service of process in Delaware, so that within the time required by law, such defendants shall serve upon Joseph A. Rosenthal, Esq., plaintiff's attorney whose address is P.O. Box 1070, Wilmington, DE 19899-1070 an answer to the complaint.

               To serve upon defendants a copy hereof, of the complaint, and of a statement of plaintiff filed pursuant to Chancery Court Rule 4(dc)(1).

TO THE ABOVE NAMED DEFENDANTS:

               In case of your failure, within the time permitted by 10 Del.
C. Sec. 3114(*), to serve on plaintiff's attorney named above an answer to the complaint, judgment by default may be rendered against you for the relief demanded in the complaint.

Dated: September 30, 1997                    /s/ Dianne Kempski
       Register in Chancery                 -----------------------------

(*)The text of 10 Del. C. Sec. 3114 is set out on the reverse of this Summons




               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY



JEWISH CENTER OF HYDE PARK,

         Plaintiff,
   v.

JACK C. CRIM, JOHN D. MCNAUGHTON, ALEX                C.A. No. 1596/NC
STAMATAKIS, DONALD J. ULRICH, PAUL L.
FOSTER, JOSEPH A. ORLANDO, FRED ISRAEL,
JOHN W. STODDER, DAVID VICTOR, NEIL W.
BENSON and TALLEY INDUSTRIES, INC.

         Defendants.

                          CLASS ACTION COMPLAINT

               Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

               1. Plaintiff has been the owner of the common stock of Talley Industries, Inc. ("Talley" or the "Company") since prior to the transaction herein complained of and continuously to date.

               2. Talley is a corporation duly organized and existing under the laws of the State of Delaware. The Company manufactures and markets solid propellant-actuated devices and high reliability electronic components under government controls and provides naval architectural and marine engineering designs.

               3. Carpenter Technology Corp. ("Carpenter") is based in Reading, Pennsylvania and is engaged in the manufacture, fabrication and distribution of speciality metals. Carpenter also manufacturers engineered products, including structural ceramics and ultra hard-wear parts.

               4. Defendants Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor and Neil W. Benson are Directors of Talley.

               5. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Talley and owe them the highest obligations of good faith and fair dealing.

                         CLASS ACTION ALLEGATIONS

               6. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

               7. This action is properly maintainable as a class action because:

      (a) The class is so numerous that joinder of all members is impracticable. As of June 30, 1997, there were approximately 14,113,453 shares of Talley common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

      (b) There are questions of law and fact which are common to the class including, inter alia, the following: whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

      (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

      (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                          SUBSTANTIVE ALLEGATIONS

               8. On May 8, 1997, it was announced that a dissident group of shareholders, known as the Shareholder Committee to Remove Entrenched and Arrogant Management, or SCREAM, in its proxy fight with management of the Company, had succeeded in placing two of its three nominees on the Company's Board of Directors. SCREAM's nominees, Ralph A. Rockow and Robert T. Craig, replaced Chairman and Chief Executive William Mallinder and Board member Townsend Hoopes. SCREAM initiated the proxy contest as a result of its dissatisfaction with the Company's performance and what it perceived to be the current management and Board's attempts to entrench and enrich themselves despite the Company's lackluster performance.

               9. On September 26, 1997, Talley and Carpenter announced that they had entered into a definitive merger agreement whereby Carpenter will acquire Talley in a transaction valued at $312 million. Under the terms of the transaction as presently proposed, Carpenter will commence a cash tender offer for all of Talley's outstanding common and preferred shares. Carpenter will pay $12 per share for Talley's common shares, $11.70 for Talley's Series A Preferred shares, and $16 per share for Talley's Series B preferred shares.

               10. In response, the two founders of SCREAM issued a press release criticizing the proposed transaction as inadequate. The press release stated that the founders of SCREAM "consider this offer unsatisfactory and simply will not support it at such a low price because the breakup value of the Company, we believe, is significantly higher." The press release also noted that the Individual Defendants had failed to seek out competing bids and stated "Talley has thus far prevented other companies from extending bids or evaluating the individual segments. Carpenter is the only one that has been allowed access."

               11. By entering into the agreement with Carpenter, the Talley Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Talley shareholders.

               12. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Talley's highest transactional value.

               13. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Talley. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Talley's public shareholders.

               14. The Individual Defendants' fiduciary obligations under these circumstances require them to:
      (a) Undertake an appropriate evaluation of Talley's net worth as a merger/acquisition candidate; and
      (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Talley's public shareholders.

               15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Carpenter without making the requisite effort to obtain the best offer possible.

               16. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Talley's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Talley common stock.
               17. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:
      (a) The intrinsic value of Talley's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;
      (b) The merger price is not the result of an appropriate consideration of the value of Talley because the Talley Board approved the proposed merger without undertaking steps to accurately ascertain Talley's value through open bidding or at least a "market check mechanism"; and
      (c) By entering into the agreement with Carpenter, the Individual Defendants have allowed the price of Talley stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Talley stock.

               18. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

               19. Plaintiff and other members of the Class have no adequate remedy at law.

               WHEREFORE, plaintiff and the Class demand judgment against defendants as follows:
               a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;
               b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;
               c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;
               d. Awarding compensatory damages against defendants,
            individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;
               e. Awarding plaintiff its costs and disbursements and
            reasonable allowances for fees of plaintiff's counsel and experts;
            and
               f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                                   ROSENTHAL, MONHAIT, GROSS & GODDESS, B.A.

                                   By: /s/ Joseph A. Rosenthal, Esq.
                                   -----------------------------------------
                                    Suite 1401, Mellon Bank Center
                                    P.O. Box 1070
                                    Wilmington, DE 19899-1070
                                    (302) 656-4433
                                    Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414